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                   [KERR ACQUISITION CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE

    (SAN FRANCISCO, California)--August 26, 1997--Fremont Acquisition Company, LLC and Kerr Group, Inc. announced today that Fremont has completed its tender offer for all of the outstanding shares of common stock (KGM-NYSE) and preferred stock (KGMD-NYSE) of Kerr Group, Inc. at $5.40 net per share of common stock and $12.50 net per share of preferred stock.

    The offer expired, as scheduled, at 12:00 noon (EDT) on Tuesday, August 26, 1997.

    As of the termination of the offer, based on a preliminary count from the Depositary, Boston EquiServe, L.P., approximately 3,653,433 shares of Kerr common stock and 304,994 shares of Kerr preferred stock had been tendered and not withdrawn. Subject to the terms of the merger agreement among Fremont Acquisition Company, LLC, Kerr Acquisition Corporation and Kerr, shares of common stock and preferred stock of Kerr not tendered will be converted into the right to receive $5.40 net per share of common stock and $12.50 net per share of preferred stock pursuant to a second-step merger between Kerr Acquisition Corporation and Kerr.

    Kerr, headquartered in Lancaster, Pennsylvania, is a major producer of plastic packaging products.

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Company Contact:   D. Gordon Strickland
                   President and Chief Executive Officer
                   (717) 390-8438

Fremont Contact:   Gregory P. Spivy
                   Principal
                   (415) 284-8793